UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro +52-5552-84-04-08 acastro@asur.com.mx	In the U.S. MBS Value Partners Susan Borinelli +1-646-330-5907 susan.borinelli@mbsvalue.com

For Immediate Release

ASUR 1Q17 PASSENGER TRAFFIC UP 8.42% YOY

Mexico City, April 20, 2017, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three-month period ended March 31, 2017.

1Q17 Highlights1:

•	EBITDA[2] increased by 25.21% to Ps.1,771.21 million
•	Total passenger traffic was up 8.42%
•	Total revenues increased by 19.23%, reflecting increases of 18.94% in aeronautical revenues and 27.64% in non-aeronautical revenues, partially offset by the 25.52% decline in construction services revenues
•	Commercial revenues per passenger rose by 18.51% to Ps.117.74
•	Operating profit increased by 26.90%
•	EBITDA margin increased to 71.51% from 68.10% in 1Q16

•         Adjusted EBITDA margin3, excluding the effect of IFRIC12, was 74.73% compared with 73.14% in 1Q16

__

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three-month period ended March 31, 2017, and the equivalent three-month period ended March 31, 2016. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.18.7955.

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

3.	djusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, as explained in page 5 of this report. Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues less construction services revenues. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 1Q17, Page 1 of 15

Passenger Traffic

1Q17 total passenger traffic increased year-over-year by 8.42%, reflecting growth of 11.98% in domestic passenger traffic and 6.22% in international passenger traffic.

The 11.98% increase in domestic passenger traffic was driven by the majority of ASUR’s airports, with the exception of Cozumel and Minatitlán, where traffic declined by 14.42% and 9.96%, respectively.

The 6.22% growth in international passenger traffic resulted primarily from an increase of 6.39% in traffic at the Cancún airport.

During 2016, the impact of Holy Week on passenger traffic began on March 18, while in 2017 it began on April 7.

Table I: Domestic Passengers (in thousands)

Airport	1Q16	1Q17	% Change
Cancún	1,363.6	1,571.0	15.21
Cozumel	32.6	27.9	(14.42)
Huatulco	121.3	137.5	13.36
Mérida	398.1	459.7	15.47
Minatitlán	54.2	48.8	(9.96)
Oaxaca	161.7	170.5	5.44
Tapachula	69.3	73.2	5.63
Veracruz	273.2	289.4	5.93
Villahermosa	274.6	299.8	9.18
TOTAL	2,748.6	3,077.8	11.98

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	1Q16	1Q17	% Change
Cancún	4,135.2	4,399.3	6.39
Cozumel	144.7	142.4	(1.59)
Huatulco	72.2	81.5	12.88
Mérida	38.6	48.2	24.87
Minatitlán	2.6	1.8	(30.77)
Oaxaca	17.5	18.9	8.00
Tapachula	2.8	3.6	28.57
Veracruz	18.0	15.4	(14.44)
Villahermosa	11.8	8.9	(24.58)
TOTAL	4,443.4	4,720.0	6.22

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 1Q17, Page 2 of 15

Table III: Total Passengers (in thousands)

Airport	1Q16	1Q17	% Change
Cancún	5,498.8	5,970.3	8.57
Cozumel	177.3	170.3	(3.95)
Huatulco	193.5	219.0	13.18
Mérida	436.7	507.9	16.30
Minatitlán	56.8	50.6	(10.92)
Oaxaca	179.2	189.4	5.69
Tapachula	72.1	76.8	6.52
Veracruz	291.2	304.8	4.67
Villahermosa	286.4	308.7	7.79
TOTAL	7,192.0	7,797.8	8.42

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 1Q17

Total revenues for 1Q17 rose 19.23% year-over-year to Ps.2,476.75 million, principally due to increases of:

•	18.94% in revenues from aeronautical services, mainly as a result of the 8.42% increase in passenger traffic; and

•	27.64% in revenues from non-aeronautical services, principally reflecting the 28.26% increase in commercial revenues detailed below.

These increases were partially offset by the 25.52% decline in revenues from construction services that resulted from lower capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Commercial revenues in the quarter rose 28.26% year-over-year, principally due to an 8.42% increase in total passenger traffic. There were increases in revenues from the following activities:

•	37.11% in duty free;
•	45.40% in food and beverage operations;
•	18.95% in retail operations;
•	31.82% in other revenue;
•	22.79% in car rental revenues;
•	20.03% in advertising revenues.
•	25.91% in banking and currency exchange services;
•	10.59% in ground transportation;
•	14.99% in teleservices; and
•	0.77% in parking lot fees.

ASUR 1 Q 17, Page 3 of 15

Retail and Other Commercial Space
Opened since March 31, 2016

Business Name	Type	Opening Date
Cancún
Pineda Covalin	Retail	June 2016
Tienda de Conveniencia	Retail	July 2016
Starbucks Café	Food & Beverage	August 2016
Tiendas Tropicales	Retail	August 2016
Tiendas Tropicales	Retail	August 2016
Tere Cazola	Retail	September 2016
Ice Casa de Cambio	Bank and Foreign	September 2016
TUMI	Retail	December 2016
Ay Guey	Retail	March 2017
Mérida
La Lupita	Retail	October 2016
MOBO	Retail	November 2016
Villahermosa
Dfass Mexico	Duty Free	October 2016
Veracruz
Air Shop (kiosk)	Retail	June 2016
Dfass Mexico	Duty Free	October 2016
Oaxaca
NLG Services	VIP Lounge	March 2017
Huatulco
Dfass Mexico	Duty Free	December 2016
Dfass Mexico	Duty Free	December 2016

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

Table IV: Commercial Revenues per Passenger for 1Q17

	1Q16	1Q17	% Change
Total Passengers (‘000)	7,253	7,849	8.22
Total Commercial Revenues	720,570	924,175	28.26
Commercial revenues from direct operations (1)	128,609	149,377	16.15
Commercial revenues excluding direct operations	591,961	774,798	30.89

	1Q16	1Q17	% Change
Total Commercial Revenue per Passenger	99.35	117.74	18.51
Commercial revenue from direct operations per passenger (1)	17.73	19.03	7.33
Commercial revenue per passenger (excluding direct operations)	81.62	98.71	20.94

Note: For purposes of this table, approximately 60,700 and 50,700 transit and general aviation passengers are included in 1Q16 and 1Q17, respectively.

(1)	Represents ASUR’s operation of convenience stores in airports.

ASUR 1Q17, Page 4 of 15

Construction revenues and expenses: ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. During 1Q17, ASUR recognized Ps.106.69 million in revenues from “Construction Revenues,” a year-on-year decline of 25.52%, due to lower capital expenditures and fewer investments in concessioned assets. The same amount is recognized under the expense line, “Construction Costs,” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA.

As a result, 1Q17 EBITDA Margin was 71.51% compared to 68.10% in 1Q16. Adjusted EBITDA Margin, however, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, was 74.73% in 1Q17 compared with 73.14% in 1Q16.

Total operating costs and expenses for 1Q17 increased 6.74% year-over-year, primarily due to the following increases:

•	12.41% in cost of services, mainly due to higher energy, security and maintenance expenses. Higher cost of sales from convenience stores directly operated by ASUR and professional fees also contributed to the increase in cost of services;

•         25.26% in the technical assistance fee paid to ITA, resulting from the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	20.67% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);

•	8.23% in depreciation and amortization, resulting mainly from capitalized investments; and

•	8.71% in administrative expenses, mainly due to payroll costs.

These increases were partially offset by a 25.52% decline in construction costs, reflecting higher levels of capital improvements made to concessioned assets during the period.

Excluding construction costs, operating costs and expenses rose 13.88% to Ps.737.82 million.

ASUR 1Q17, Page 5 of 15

Table V: Operating Costs and Expenses for 1Q17

	1Q16	1Q17	% Change
Cost of Services	304,800	342,618	12.41
Administrative	52,524	57,099	8.71
Technical Assistance	74,505	93,327	25.26
Concession Fees	87,679	105,799	20.67
Depreciation and Amortization	128,399	138,972	8.23
Operating Costs and Expenses Excluding Construction Costs	647,907	737,815	13.88
Construction Costs	143,254	106,691	(25.52)
TOTAL	791,161	844,506	6.74

Operating margin for the quarter increased to 65.90% from 61.91% in 1Q16, principally as a result of the 19.23% increase in revenues.

Adjusted operating margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, was 68.87% in 1Q17 compared with 66.50% in 1Q16.

Comprehensive Financing Gain (Loss) for 1Q17 was a Ps.20.40 million gain, compared to an Ps.18.58 million loss in 1Q16. In 1Q17, ASUR reported a foreign exchange gain of Ps.7.17 million, reflecting a 1.46% quarterly average appreciation of the Mexican peso against the U.S. dollar on ASUR’s lower foreign currency net liability position. This compared to a Ps.23.35 million loss in 1Q16 resulting from the 3.55% quarterly average Mexican peso depreciation during that period.

Furthermore, interest expenses rose by Ps.9.37 million during the period, mainly due to the increase in interest rates. Interest income increased by Ps.17.83 million reflecting a higher cash balance.

Table VI: Comprehensive Financing Result (Cost)

	1Q16	1Q17	Change	% Change
Interest income	36,713	54,539	17,826	48.56
Interest expenses	(31,945)	(41,314)	(9,369)	29.33
Foreign exchange gain (loss), net	(23,349)	7,173	30,522	(130.72)
Total	(18,581)	20,398	38,979	(209.78)

In addition, in 1Q17, ASUR recognized a Ps.235.28 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the stockholders’ equity derived from the 8.85% appreciation of

ASUR 1Q17, Page 6 of 15

the peso against the U.S. dollar, between the close of 1Q17 and the close of 4Q16.

Income (Loss) from Equity Investment in Joint Venture.

During 1Q17, our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.68.84 million. In addition, ASUR recorded a Ps.235.28 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the shareholders’ equity derived from the 8.85% appreciation of the peso against the U.S. dollar, between the close of 1Q17 and the close of 4Q16. In 1Q16, ASUR reported a net gain of Ps.49.86 million from our equity in the income of Aerostar and a Ps.3.45 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements relating to the valuation of the shareholders’ equity derived from the appreciation of the peso against the U.S. dollar.

During 1Q17, total passenger traffic at SJU airport declined 2.13% to 2,299,936 from 2,349,929 in 1Q16.

Income Taxes for 1Q17 declined by Ps.6.30 million year-over-year, principally due to the following factors:

•	A Ps.107.81 million increase in the provision for income taxes, reflecting a higher taxable income base at the Veracruz and Cancún airports, as well as at Cancún Airport Services; and

•	A Ps.116.63 million decline in deferred income taxes largely reflecting the recognition of the effects of the 2.91% increase in inflation during 1Q17 on the fiscal tax balance.

Net income for 1Q17 increased by 44.20% to Ps.1,338.64 million, up from Ps.928.33 million in 1Q16. Earnings per common share for the quarter were Ps.4.4621 and earnings per ADS (EPADS) were US$2.3740 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.3.0944 and EPADS of US$1.6464 for the same period last year. The higher net income principally reflects the 8.42% increase in passenger traffic. During 1Q17, ASUR reported a Ps.68.84 million gain corresponding to its participation in Aerostar, the joint venture to operate SJU airport, compared to a net gain of Ps.49.86 million in 1Q16.

ASUR 1Q17, Page 7 of 15

Table VII: Summary of Consolidated Results for 1Q17

	1Q16	1Q17	% Change
Total Revenues	2,077,355	2,476,748	19.23
Aeronautical Services	1,133,452	1,348,097	18.94
Non-Aeronautical Services	800,649	1,021,960	27.64
Commercial Revenues	720,570	924,175	28.26
Total Revenues Excluding Construction Revenues	1,934,101	2,370,057	22.54
Construction Revenues	143,254	106,691	(25.52)
Operating Profit	1,286,194	1,632,242	26.90
Operating Margin	61.91%	65.90%	6.44
Adjusted Operating Margin[1]	66.50%	68.87%	3.56
EBITDA	1,414,593	1,771,214	25.21
EBITDA Margin	68.10%	71.51%	5.02
Adjusted EBITDA Margin[2]	73.14%	74.73%	2.18
Net Income	928,334	1,338,640	44.20
Earnings per Share	3.0944	4.4621	44.20
Earnings per ADS in US$	1.6464	2.3740	44.20

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.18.7955.

1.	Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2.	Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q17 were Ps.1,414.51 million, resulting in an annual average tariff per workload unit of Ps.172.10. ASUR’s regulated revenues accounted for approximately 59.68% of total income (excluding construction income) for the period.

Compliance with maximum rate regulations is reviewed by the Mexican Ministry of Communications and Transportation at the close of each year.

Balance Sheet

On March 31, 2017, airport concessions represented 67.46% of the Company’s total assets, with current assets representing 17.91% and other assets representing 14.63%.

ASUR 1Q17, Page 8 of 15

Cash and cash equivalents on March 31, 2017, were Ps.4,495.30 million, an increase of 28.52% from the Ps.3,497.64 million recorded on December 31, 2016.

Stockholders’ equity at the close of 1Q17 was Ps.23,857.31 million and total liabilities were Ps.6,092.46 million, representing 79.66% and 20.34% of total assets, respectively. Deferred liabilities represented 23.25% of ASUR’s total liabilities.

Total bank debt at March 31, 2017 was Ps.4,040.59 million, including Ps.0.44 million in accrued interest and commissions.

ASUR’s Cancún airport subsidiary has total bank loans of U.S.$215.0 million, comprised of two separate loans of US$107.5 million from each of BBVA Bancomer and Bank of America. The loans mature in 2022 and will amortize semi-annually from 2018 through 2022, pursuant to an agreed schedule.  The loans are denominated in U.S. dollars and charge interest at a rate equal to LIBOR plus 1.85%.  The loans are guaranteed by Grupo Aeroportuario del Sureste, S.A.B. de C.V. and were originally used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar.

Capital Expenditures

During 1Q17, ASUR made investments of Ps.83.51 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

Recent Events

ASUR Acquires Controlling Interest in Entities with Concessions to Operate Colombian Airports

On April 10, 2017, ASUR announced that it signed agreements to acquire the controlling interest in airport operators Airplan, S.A. (Airplan) and Aeropuertos de Oriente S.A.S. (Oriente) for a combined aggregate price of U.S.$262 million (based on exchange rates in effect on that date). The Company expects to fund payment with a combination of cash on hand and financing.

Following consummation of the acquisitions, ASUR will own approximately 92.42% of the capital stock of Airplan and 97.26% of the capital stock of Oriente. The closing of the transaction remains subject to a number of conditions precedent, including regulatory approval by Colombian authorities.

In 2016, the airports operated by Airplan and Oriente served approximately 10.4 million passengers and 5.2 million passengers, respectively. Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport and José María Córdova International Airport in Medellín, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in

ASUR 1Q17, Page 9 of 15

Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal. Oriente has concessions to operate the following airports in Colombia: the Simón Bolivar International Airport in Santa Marta, the Almirante Padilla Airport in Riohacha, the Alfonso López Pumarejo Airport in Valledupar, the Camilo Daza International Airport in Cúcuta, the Palonegro International Airport in Bucaramanga and the Yariguíes Airport in Barrancabermeja.

1Q17 Earnings Conference Call

Day:	Friday, April 21, 2017
Time:	10:00 AM US ET; 9:00 AM Mexico City time
Dial-in number:	1-877-718-5098 (US & Canada) and 1-719-325-4773 (International & Mexico)
Access Code:	4885855
Please dial in 10 minutes before the scheduled start time.
Replay:	Friday, April 21, 2017 at 1:00 PM US ET, ending at 11:59 PM US ET on Wednesday, April 26, 2017. Dial-in number: 1-844-512-2921 (US & Canada); 1-412-317-6671 (International & Mexico). Access Code: 4885855

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merril Lynch, BX+, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of

ASUR 1Q17, Page 10 of 15

Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) Series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 1Q17, Page 11 of 15

ASUR
AEROPUERTOS DEL SURESTE

Operating Results per Airport

Thousands of Mexican pesos

Item	1Q 2016	1Q 2016 Per Workload Unit	1Q 2017	1Q 2017 Per Workload Unit
Cancún [1]				
Aeronautical Revenues	850,307	153.3	1,014,285	167.6
Non-Aeronautical Revenues	732,651	132.1	944,952	156.2
Construction Services Revenues	104,598	18.9	94,282	15.6
Total Revenues	1,687,556	304.2	2,053,519	339.4
Operating Profit	1,038,463	187.2	1,328,375	219.5
EBITDA	1,118,729	201.7	1,413,558	233.6
Mérida				
Aeronautical Revenues	73,512	156.7	93,768	168.0
Non-Aeronautical Revenues	19,793	42.2	24,687	44.2
Construction Services Revenues	31,997	68.2	11,202	20.1
Other [2]	13	0.0	16	0.0
Total Revenues	125,315	267.2	129,673	232.4
Operating Profit	40,861	87.1	80,337	144.0
EBITDA	50,528	107.7	91,885	164.7
Villahermosa				
Aeronautical Revenues	40,387	137.4	45,858	143.3
Non-Aeronautical Revenues	15,849	53.9	15,484	48.4
Construction Services Revenues	1,770	6.0	214	0.7
Other [2]	14	0.0	19	0.1
Total Revenues	58,020	197.3	61,575	192.4
Operating Profit	25,446	86.6	28,637	89.5
EBITDA	32,388	110.2	36,078	112.7
Other Airports [3]				
Aeronautical Revenues	169,246	172.0	194,186	188.3
Non-Aeronautical Revenues	32,356	32.9	36,837	35.7
Construction Services Revenues	4,889	5.0	993	1.0
Other [2]	36	0.0	47	0.0
Total Revenues	206,527	209.9	232,063	225.1
Operating Profit	89,474	90.9	103,602	100.5
EBITDA	120,504	122.5	138,232	134.1
Holding & Service companies [4]				
Construction Services Revenues	0	n/a	0	n/a
Other [2]	305,052	n/a	326,490	n/a
Total Revenues	305,052	n/a	326,490	n/a
Operating Profit	91,950	n/a	91,291	n/a
EBITDA	92,444	n/a	91,461	n/a
Consolidation Adjustment				
Consolidation Adjustment	(305,115)	n/a	(326,572)	n/a
Group				
Aeronautical Revenues	1,133,452	155.4	1,348,097	169.4
Non-Aeronautical Revenues	800,649	109.8	1,021,960	128.4
Construction Services Revenues	143,254	19.6	106,691	13.4
Total Revenues	2,077,355	284.8	2,476,748	311.1
Operating Profit	1,286,194	176.3	1,632,242	205.1
EBITDA	1,414,593	193.9	1,771,214	222.5

(1) Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
(2) Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
(3) Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
(4) Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

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ASUR 1Q17, Page 13 of 15

ASUR 1Q17, Page 14 of 15

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Cash flow as of March 31, 2017 and 2016

Thousands of Mexican pesos

Related	3M 2016	3M 2017	% Change
Operating Activities			
Income Before Income Taxes	**1,317,468**	**1,721,479**	**31**
Items Related with Investing Activities:			
Depreciation and Amortization	128,399	138,972	8
Income from Results of Joint Venture Accounted by the Equity Method	(49,855)	(68,839)	38
Interest Income	(36,713)	(54,539)	49
Interest payables	31,945	41,314	29
Foreign Exchange Gain (loss), net unearned	(1,322)	(223,684)	16,820
Sub-Total	**1,389,922**	**1,554,703**	**12**
Increase in Trade Receivables	(164,834)	(272,011)	65
Decrease in Recoverable Taxes and other Current Assets	88,316	190,164	115
Other Deferred Assets	0	0	0
Income Tax Paid	(414,366)	(478,406)	15
Income Tax on Dividends	0	0	0
Trade Accounts Payable	100,325	132,301	32
Accrued Expenses and Others Payables	0	0	0
Long Term Liabilities	0	0	0
Net Cash Flow Provided by Operating Activities	**999,363**	**1,126,841**	**13**
Investing Activities			
Investments in Associates	0	0	0
Loans granted to Associates	0	0	0
Loans repaid by Associates	0	0	0
Investments in Machinery, Furniture and Equipment, net	(156,733)	(83,514)	(47)
Investments in Rights to Use Airport Facilities	0	0	0
Investments in Construction in Process	0	0	0
Investments in Others	0	0	0
Interest Income	18,820	35,149	87
Net Cash Flow Provided by Investing Activities	**(137,913)**	**(48,365)**	**(65)**
Excess Cash to Use in Financing Activities:	**861,450**	**1,078,477**	**25**
Interest paid	0	(80,809)	0
Dividends Paid	0	0	0
Tax on Dividends Paid	0	0	0
Net Cash Flow Provided by Financing Activities	**0**	**(80,809)**	**0**
Net Increase in Cash and Cash Equivalents	**861,450**	**997,668**	**16**
Cash and Cash Equivalents at Beginning of Period	2,084,160	3,497,635	68
Cash and Cash Equivalents at the End of Period	**2,945,610**	**4,495,303**	**53**

ASUR 1Q17, Page 15 of 15

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 20, 2017